Exhibit 99.5

[Reference translation – in case of any discrepancy, the original Korean version shall prevail.]

Mandatory Disclosure to the Korea Exchange

Provision of Debt Guarantee to a Third Party

1. Debtor		NAVER J. Hub Corporation (“NAVER J. Hub”)
- Relationship with NAVER Corporation (the “Company”)		Affiliate
2. Creditor		SMBC, Mizuho Bank
3. Amount of Debt (Loan) (Won)		2,247,940,000,000
4. Details of Debt Guarantee	Amount of Debt Guarantee (Won)	2,247,940,000,000
	Equity (Won)	6,503,926,068,580
	Amount of Debt Guarantee/Equity Ratio (%)	34.56
	Large-Scale Company	Yes
	Period of Debt Guarantee	Start Date	September 16, 2020
		End Date	-
5. Total Balance of Debt Guarantee (Won)		2,304,119,000,000
6. Date of Board Resolution		August 3, 2020
- Attendance of Outside Directors	Present	4
	Absent	0
- Attendance of Auditors (Audit Committee Members who are not Outside Directors)		-
7. Other Important Matters Related to an Investment Decision

- This disclosure relates to the business integration between LINE Corporation (“LINE”), a Japanese subsidiary of the Company, and Z Holdings Corporation, a Japanese company and a consolidated subsidiary of SoftBank Corp., a Japanese company.

- This disclosure relates to the Company’s decision to provide payment guarantees in connection with the borrowing of funds by NAVER J. Hub, a Japanese subsidiary of the Company, for financing its tender offer for LINE shares. Based on such payment guarantees, NAVER J. Hub will secure the funds for the tender offer from financial institutions upon final agreement of the terms and conditions of the loans.

- NAVER J. Hub was incorporated in July 2018 as a wholly owned subsidiary of the Company, and it engages in investment in businesses.

- “Amount of Debt (Loan)” in Item 3 above and “Amount of Debt Guarantee” in Item 4 above were determined based on an exchange rate of 1,123.97 Won = 100 Japanese yen, the selling exchange rate as of August 3, 2020 announced by Seoul Money Brokerage Services. The amount of debt guarantee is subject to change based on the results of the tender offer and discussions with the financial institutions.

- In connection with the end date of the “Period of Debt Guarantee” in Item 4 above, the loans to which this payment guarantee relates consist of 1-year term loans, 3-year term loans and 5-year term loans.

- “Total Balance of Debt Guarantee ” in Item 5 above is the total amount of debt guarantee provided by the Company to NAVER J. Hub, including the debt guarantee to which this disclosure relates, as of the date of the Company’s board resolution.

[Summary Financial Information of Debtor] (Unit: million Won)

Year	Total Assets	Total Liabilities	Total Shareholders’ Equity	Share Capital	Revenues	Profit for the Year
2019	87,727	3,528	84,199	693	181	-3,582
2018	83,592	15	83,577	693	60	-218
2017	-	-	-	-	-	-

[Balance of Debt Guarantee by Debtor]

Debtor	Relationship	Balance of Debt Guarantee (Won)	Period of Debt Guarantee	Notes
NAVER J. Hub Corporation	Affiliate	2,304,119,000,000	-	-
*	“Period of Debt Guarantee” information is omitted because there are multiple debt guarantees provided by the Company to the same debtor.

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